MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

November 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust XII

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-42105; 811-08547

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Chris Bellacicco of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Pioneer Series Trust XII (the “Registrant”), with respect to its series Pioneer MAP – High Income Municipal Fund (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	The Staff requested that the Registrant confirm that the disclosure stating that paper copies of the Fund’s shareholder reports will no longer be sent by mail beginning in January 2022 is consistent with Rule 30e-3 under the Investment Company Act of 1940 (the “1940 Act”).

Response:	The Registrant confirms that the disclosure referenced by the Staff is consistent with Rule 30e-3 under the 1940 Act.

2. Comment:	The Staff requested that the Registrant confirm that the cover page or beginning of the Fund’s stand-alone summary prospectus will include the Fund’s name and other disclosure required by Rule 498(b)(1) under the Securities Act of 1933 (the “1933 Act”).

Response:	The Registrant confirms that the cover page or beginning of the Fund’s stand-alone summary prospectus will include the Fund’s name and other disclosure required by Rule 498(b)(1) under the 1933 Act.

3. Comment:	The Staff noted that the Registrant states that the Fund’s investment objective is to “maximize total return through a combination of income that is exempt from regular federal income tax and capital appreciation.” The Staff requested that the Registrant revise the phrasing of the investment objective to clarify that the Registrant does not intend for the Fund’s investment objective to include income that is exempt from capital appreciation.

Response:	The Registrant will add a comma to the statement of the Fund’s investment objective, in between “federal income tax” and “capital appreciation,” to address the Staff’s comment. As revised, the disclosure will state that the Fund’s investment objective is to “maximize total return through a combination of income that is exempt from regular federal income tax, and capital appreciation.”

4. Comment:	The Staff requested that the Registrant confirm in its response that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 4 to the fee table.

Response:	The Registrant confirms that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 4 to the fee table.

5. Comment:	The Staff requested that the Registrant revise the introduction to the expense example to clarify that the example assumes that the expense limitation arrangement is in effect only for the time period indicated in footnote 4 to the fee table.

Response:	The Registrant will revise the introduction to the expense example to clarify that the example assumes that the expense limitation arrangement is in effect only for the time period indicated in footnote 4 to the fee table. As revised, the disclosure will state that “the example assumes that you invest $10,000 in the fund for the time periods shown and then, except as indicated, redeem all of your shares at the end of those periods. It also assumes that (a) your investment has a 5% return each year and (b) the fund’s total annual operating expenses remain the same except for year one (which considers the effect of the expense limitation).”

6. Comment:	The Staff noted that the Registrant states that “derivative instruments that provide exposure to municipal securities or have similar economic characteristics may be used to satisfy the Fund’s 80% policy.” The Staff requested that the Registrant confirm that the Fund will use the market value of derivative instruments rather than the notional value of such instruments in the 80% calculation.

Response:	The Registrant confirms that the Fund will use the market value of derivative instruments in the 80% calculation referenced by the Staff.

7. Comment:	The Staff noted that the Registrant states that “the Fund may invest 25% or more of its assets in issuers in any one or more states or in the same economic sector or similar project type.” The Staff requested that the Registrant explain what it means by a similar project type and whether investing in municipal securities that finance similar project types could lead to concentration in an industry.

Response:	The Registrant will add disclosure to explain what it means by a similar project type in the disclosure referenced by the Staff.

The Registrant notes that investing in municipal securities that finance similar project types will not necessarily lead to concentration in an industry. The Registrant notes that the Fund invests at least 80% of its net assets in municipal securities, the interest on which is exempt from regular federal income tax. The Registrant notes that Commission Staff guidance provided in former Guide 19 to Form N-1A (rescinded when Form N-1A was amended in 1998) specifically excluded tax-exempt securities issued by governments or political subdivisions from the limits contained in a fund’s policy on industry concentration. Specifically, Guide 19 stated that “the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” See also SEC Release No. IC-5785 (May 31, 1977). Therefore, the Fund may invest more than 25% of its assets in tax-exempt securities issued by states, municipalities and their political subdivisions. These types of securities may include municipal securities that finance similar types of projects. Guide 19 required that if a company invests or may invest 25% or more of its assets in securities the interest upon which is paid from revenues of similar type projects, it should to disclose this fact, as the Registrant has done. Accordingly, the Registrant respectfully submits that the disclosure referenced by the Staff is consistent with the Commission Staff guidance provided in former Guide 19. The Registrant acknowledges that, consistent with Guide 19, investments in securities issued by entities other than governments and their political subdivisions would be subject to limits on concentration.

As revised to address the Staff’s comments, the disclosure will state that “the Fund may invest 25% or more of its assets in issuers in any one or more states or in the same economic sector or similar project type (such as projects relating to health care, education, transportation, and utilities).”

8. Comment:	The Staff noted that the Registrant states that the Fund “primarily invests in ‘high yield’ municipal obligations, commonly referred to as ‘junk bonds.’” The Staff requested that, adjacent to such statement, the Registrant add disclosure that junk bonds are speculative.

Response:	The Registrant will revise the disclosure to state that the Fund “primarily invests in ‘high yield’ municipal obligations. ‘High yield’ municipal obligations are commonly referred to as ‘junk bonds’ and are considered speculative.”

9. Comment:	The Staff noted that the Registrant states that the Fund may invest in debtor-in-possession financings. The Staff requested that the Registrant include corresponding risk disclosure.

Response:	The Registrant will add the following risk factor regarding debtor-in-possession financings to address the Staff’s comment:

Debtor-in-possession financings risk. Debtor-in-possession financings are loans to a debtor-in-possession in a proceeding under the U.S. Bankruptcy Code that have been approved by the bankruptcy court. These financings allow the entity to continue its business operations while reorganizing under Chapter 11 of the U.S. Bankruptcy Code. Debtor-in-possession financings can provide creditors with varying levels of protection, as they may carry super-priority repayment status, be secured by a lien on the borrower’s otherwise unencumbered assets, or be secured by a junior lien on the borrower’s encumbered assets. These financings are subject to the risk that the borrower will not emerge successfully from the bankruptcy/reorganization proceedings and will be forced to liquidate its assets. In the event of liquidation, the fund’s only recourse will be against the property securing the debtor-in-possession loan and any remaining unencumbered assets, which might be insufficient to repay the debtor-in-possession loan in full.

10. Comment:

The Staff noted that the Registrant states that the Fund’s investments may include instruments that allow for negative amortization payments. The Staff requested that the Registrant explain in plain English what it means by negative amortization payments.

Response:	The Registrant will add the following disclosure to address the Staff’s comment:

Some mortgage loans restrict periodic adjustments by limiting changes in the borrower’s monthly principal and interest payments rather than limiting interest rate changes. These payment caps may result in negative amortization, where payments are less than the amount of principal and interest owed, with excess amounts added to the outstanding principal balance, which can extend the average life of the mortgage-backed securities.

11. Comment:

The Staff noted that the Registrant states that the Fund may invest in asset-backed securities. The Staff requested that the Registrant disclose (a) to what extent the Fund will invest in asset-backed securities, and (b) the anticipated credit-rating of such securities.

Response:	The Registrant notes that the Fund’s investments in asset-backed securities are subject to the Fund’s stated policy to invest at least 80% of its net assets in municipal securities, and respectfully submits that it does not believe that stating an additional percentage limitation would be useful to investors. The Registrant will revise the disclosure to clarify that the Fund may invest in asset-backed securities of any rating.

12. Comment:

The Staff noted that the Registrant states that the Fund may invest in securities of other investment companies. The Staff requested that (a) the Registrant clarify whether such investment companies will be mutual funds or ETFs, and (b) if acquired fund fees and expenses will exceed 0.01% of the Fund’s expenses, the Registrant include an appropriate line item in the fee table.

Response:	The Registrant notes that the Fund may invest in both mutual funds and ETFs. The Registrant will revise the disclosure to clarify that the Fund may invest in securities of other investment companies, including mutual funds and ETFs. The Registrant confirms that the Fund does not currently anticipate that acquired fund fees and expenses will exceed 0.01% of the Fund’s expenses.

13. Comment:	The Staff noted that the Registrant included a duplicate section titled “Payment to broker-dealers and other financial intermediaries” and requested that the Registrant remove the duplicate section.

Response:	The Registrant will remove the duplicate section titled “Payment to broker-dealers and other financial intermediaries.”

14. Comment:

The Staff noted that the Registrant states under “Excessive trading” that the Fund may consider trading in Fund shares to be excessive for a variety of reasons, such as if an investor sells shares within a short period of time after the shares were purchased. The Staff requested that the Registrant disclose what the Fund considers to be a short period of time.

Response:	The Registrant will revise the disclosure to clarify that the Fund may consider trading in Fund shares to be excessive for a variety of reasons, such as if an investor sells shares within 30 days after the shares were purchased.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

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